Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF
ENERGOUS CORPORATION

Energous Corporation (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

FIRST: The name of the corporation is Energous Corporation. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of Delaware on October 30, 2012, under the name “DvineWave Inc.” The Corporation’s Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on May 10, 2013. The Corporation’s Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on March 26, 2014, and was amended on March 27, 2014, May 26, 2020, July 27, 2020, July 27, 2020, and August 15, 2023 (as so amended, the “Second Amended and Restated Certificate of Incorporation”).

SECOND: Article IV of the Second Amended and Restated Certificate of Incorporation is hereby amended by adding the following two paragraphs as new paragraphs fourth and fifth:

“Contingent and effective as of 12:01 a.m. Eastern time on August 11, 2025 (the “Effective Time”), each thirty (30) shares of the Corporation’s Common Stock, par value $0.00001 per share (the “Common Stock”), issued and outstanding prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock, par value $0.00001 per share, of the Corporation (the “Reverse Split”). No fractional share shall be issued in connection with the foregoing combination of the shares pursuant to the Reverse Split. The Corporation will pay in each case the fair value of such fractional shares, without interest and as determined in good faith by the Board of Directors of the Corporation when those entitled to receive such fractional shares are determined.

The Reverse Split shall occur automatically without any further action by the holders of Common Stock, and whether or not the certificates representing such shares have been surrendered to the Corporation; provided, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable as a result of the Reverse Split unless the existing certificates evidencing the applicable shares of stock prior to the Reverse Split are either delivered to the Corporation, or the holder notifies the Corporation that such certificates have been lost, stolen or destroyed, and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.”

THIRD: The foregoing amendment was submitted to the stockholders of the Corporation for their approval, and was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: This Certificate of Amendment so adopted (i) shall be effective as of 12:01 a.m. Eastern time on August 11, 2025, (ii) reads in full as set forth above and (iii) is hereby incorporated into the Second Amended and Restated Certificate of Incorporation by this reference. All other provisions of the Second Amended and Restated Certificate of Incorporation remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer as of this 7th day of August, 2025.

ENERGOUS CORPORATION

By:	/s/ Mallorie Burak
Mallorie Burak
Chief Executive Officer and Chief Financial Officer